sanofi pasteur	sanofi pasteur
Alain BERNAL	Len LAVENDA
Vice-President Corporate Communications	U.S. Media Relations
Tel: + 33-(0)4-37-37-78-97	Tel: +1-570-839-4446
Fax: +33-(0)4-37-37-77 89	len.lavenda@sanofipasteur.com

SANOFI PASTEUR SIGNS CONTRACT WITH U.S. GOVERNMENT FOR STOCKPILE OF NEW TYPE OF H5N1 PRE-PANDEMIC VACCINE

New pre-pandemic vaccine will provide additional level of preparedness

Swiftwater, Pa., and Lyon (France) – November 20, 2006 – Sanofi pasteur, the vaccines business of the sanofi-aventis Group (NYSE: SNY; EURONEXT: SAN) has signed a contract with the Office of Public Health and Emergency Preparedness, a division of the U.S. Department of Health and Human Services (HHS) for the production of bulk concentrate of a new type of H5N1 pre-pandemic vaccine. This contract covers clade 2 of the H5N1 virus (A/Indonesia) for use in the U.S. government stockpile. Previous stockpile contracts covered the clade 1 form of H5N1.

Manufacturing and stockpiling more than one clade of H5N1 vaccine is strategic because circulating H5N1 influenza strains are mutating and diverging into distinct antigenic groups. Stockpiling bulk material representative of strains constituting additional variants of the virus will allow manufacturers to gain experience with the production of these vaccines at full industrial-scale and will provide a supply of pre-pandemic vaccine more quickly, should it be needed.

The agreement is valued at up to $117.9 million. The final value will depend on the number of doses that can be formulated from the bulk material. The bulk concentrate is being produced now. Potency testing will be conducted over the next few months to determine the concentration of the bulk material.

The H5N1 clade 2 bulk material is being manufactured from a seed virus provided by the U.S. Centers for Disease Control and Prevention. The seed virus is a laboratory version of the wild-type virus and was extensively tested for safety prior to delivery to sanofi pasteur.

Vice-President Communications sanofi pasteur: Alain BERNAL – U. S. Media Relations: Len LAVENDA
Tél. : +33 (0)4 37 37 01 00 - Fax : +33 (0)4 37 37 77 37 - Sanofi Pasteur S.A. : Siège mondial : 2, avenue Pont Pasteur - F-69367 Lyon cedex 07 - www.sanofipasteur.com
Tel.: +1 570 839 7187 - Fax: +1 570 839 0955 - Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370-0187 - USA - www.sanofipasteur.com

Analysis of viruses isolated from animals and humans since the emergence of the H5N1 virus in Hong Kong in 1997 shows that the majority of H5N1 viruses circulating during the past four years has since separated into two distinct clades of closely-related viruses. Clade 1 viruses circulated in Cambodia, Thailand and Vietnam, and were responsible for human infections in those countries in 2004 and 2005. Clade 2 viruses circulated in birds in China and Indonesia in 2003-2004. In 2005–2006, Clade 2 viruses spread westward to the Middle East, Europe and Africa[1].

These activities are further examples of sanofi pasteur’s commitment to global pandemic preparedness. The H5N1 viral strain has been identified by global health authorities as being a potential cause of a pandemic.

Pandemic Influenza Overview

Influenza is a disease caused by a highly infectious virus that spreads easily from person to person, primarily when an infected individual coughs or sneezes. An influenza pandemic is a global epidemic of an especially virulent virus, newly infectious for humans, and for which there is no preexisting immunity. This is why these pandemic strains have such potential to cause severe morbidity and mortality. According to the World Health Organization (WHO), the next pandemic is likely to result in 1 to 2.3 million hospitalizations and 280,000 to 650,000 deaths in industrialized nations alone. Its impact is expected to be even more devastating in developing countries. In an attempt to minimize the impact of a pandemic, many countries are developing national and transnational plans against an eventual influenza pandemic situation.

Sanofi Pasteur and Pandemic Preparedness

Sanofi pasteur, the vaccines business of the sanofi-aventis Group, is committed to global pandemic preparedness. As the world leader in research, development and manufacturing of influenza vaccine, sanofi pasteur is actively involved in projects in the U.S. and Europe, with the goal of developing a vaccine to protect against a pandemic influenza virus.

Sanofi pasteur is also investing in a major expansion of its influenza vaccine production capacity in the U.S. and also of its vaccine production capacity in France (Val de Reuil facility).

In Europe, sanofi pasteur initiated and runs a large range of projects:

  In France, sanofi pasteur sponsored the first clinical trials of an H5N1 influenza vaccine candidate that compared vaccines with and without adjuvants [2].
  In France, sanofi pasteur was awarded a contract by the French Ministry of Health to produce a 1.4 million dose stockpile of the H5N1 candidate studied in the above-mentioned trial. Under this agreement, the company could also be called upon to provide enough vaccine to protect up to 28 million people in France in the event of a pandemic being declared, once the actual virus strain responsible is identified.
  In Italy, in February 2006, sanofi pasteur provided candidate H5N1 vaccine to the Ministry of Health and entered into an agreement to provide an actual pandemic strain of vaccine, once a pandemic has been declared.
  In Austria, in October 2006, data from the first, phase 1 clinical trial with sanofi pasteur’s H5N1 pre-pandemic vaccine was presented at the International Conference for Influenza Vaccines. The data showed that the vaccine induces antibodies that neutralize recent H5N1 circulating viruses that were not included in the original vaccine formulation, further demonstrating the value of sanofi pasteur candidate vaccine for pandemic preparedness.

Vice-President Communications sanofi pasteur: Alain BERNAL – U. S. Media Relations: Len LAVENDA
Tél. : +33 (0)4 37 37 01 00 - Fax : +33 (0)4 37 37 77 37 - Sanofi Pasteur S.A. : Siège mondial : 2, avenue Pont Pasteur - F-69367 Lyon cedex 07 - www.sanofipasteur.com
Tel.: +1 570 839 7187 - Fax: +1 570 839 0955 - Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370-0187 - USA - www.sanofipasteur.com

In the U.S., sanofi pasteur has a number of pandemic-related agreements with the U.S. government involving development of pandemic vaccine stockpiles, production of investigational doses and the development of cell culture technology, including:

  In May 2004, sanofi pasteur contracted with the U.S. National Institutes for Allergy and Infectious Diseases (NIAID) to produce investigational doses. The doses were shipped to the NIAID in March 2005. The studies were completed in 2005 and the results we republished in New England Journal of Medicine [3].
  In September 2004, the company signed a contract with HHS to produce two million doses of bulk vaccine derived from the H5N1 viral strain. The bulk doses were produced and are being stored and can be formulated and filled upon government request.
  In November 2004, the HHS awarded a contract to sanofi pasteur to expand and safeguard the egg supply needed to produce influenza vaccine and to formulate each year investigational doses for a potential pandemic influenza vaccine.
  In April 2005, the HHS awarded a contract to sanofi pasteur to accelerate the development of a cell-culture influenza vaccine in the U.S. and to design a U.S.-based cell-culture vaccine manufacturing facility.
  In September 2005, the HHS awarded a contract to sanofi pasteur to produce a vaccine to help protect against the H5N1 influenza virus strain. The $150 million contract calls for sanofi pasteur to manufacture the vaccine in bulk concentrate form at its U.S. headquarters in Swiftwater, PA. The agreement provides for additional fees to be paid to sanofi pasteur for storage of the vaccine as well as for formulation and filling of the vaccine upon government request.
  In February 2006, sanofi pasteur supplied NIAID with 15,000 investigational doses ofH5N1 vaccine formulated with and without alum adjuvant for use in NIAID -sponsored clinical studies.
In Australia:
  A contract has also been signed with the Australian government for the supply of vaccine in the event of a pandemic influenza outbreak.
About sanofi-aventis

The sanofi-aventis Group is the world’s third-largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi pasteur, the vaccines business of the sanofi-aventis Group, sold more than a billion doses of vaccine in 2005, making it possible to protect more than 500 million people across the globe. The company offers the broadest range of vaccines, providing protection against 20 bacterial and viral diseases. For more information, please visit: www.sanofipasteur.us or www.sanofipasteur.com

Vice-President Communications sanofi pasteur: Alain BERNAL – U. S. Media Relations: Len LAVENDA
Tél. : +33 (0)4 37 37 01 00 - Fax : +33 (0)4 37 37 77 37 - Sanofi Pasteur S.A. : Siège mondial : 2, avenue Pont Pasteur - F-69367 Lyon cedex 07 - www.sanofipasteur.com
Tel.: +1 570 839 7187 - Fax: +1 570 839 0955 - Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370-0187 - USA - www.sanofipasteur.com

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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References:
1.	http://www.who.int/csr/disease/avian_influenza/guidelines/recommendationvaccine.pdf

2.	Bresson JL, Perronne C, Launay O, et al. Safety and immunogenicity of an inactivated split-virion influenza A/Vietnam/1194/2004 (H5N1) vaccine: phase I randomised trial. Lancet 2006 May 20;367(9523):1657-64

3.	Treanor JJ, Campbell JD, Zangwill KM, Rowe T, Wolff M. Safety and immunogenicity of an inactivated subvirion influenza A (H5N1) vaccine. N Engl J Med 2006 Mar 30;354(13):1343-51

Vice-President Communications sanofi pasteur: Alain BERNAL – U. S. Media Relations: Len LAVENDA
Tél. : +33 (0)4 37 37 01 00 - Fax : +33 (0)4 37 37 77 37 - Sanofi Pasteur S.A. : Siège mondial : 2, avenue Pont Pasteur - F-69367 Lyon cedex 07 - www.sanofipasteur.com
Tel.: +1 570 839 7187 - Fax: +1 570 839 0955 - Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370-0187 - USA - www.sanofipasteur.com